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                                                                  Exhibit (4)(e)



[PRUDENTIAL LETTERHEAD]                             Pruco Life Insurance Company
                                                          Phoenix, Arizona 85014

                                                            a Prudential company

                                   ENDORSEMENT

This Endorsement is made a part of the Contract to which it is attached and is effective immediately. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supersedes the sections of the Contract mentioned below.

1. We amend the "Definitions" section of the Contract to add the following new definition:

          EARNINGS APPRECIATOR BENEFIT: An optional, supplemental death benefit for which we impose an additional charge.

2. We amend the fourth paragraph of the "Contract Value" section of the Contract such that the listing of items that decrease the Contract Value is enlarged to include: [(i)] an Earnings Appreciator Charge[, and (ii) a charge equal to [0.10%] annually of Contract Value for Owners age 66 or older on the date the application is signed].

3.   We add the following new section to the Contract:

                              EARNINGS APPRECIATOR
                         (A SUPPLEMENTAL DEATH BENEFIT)

         The Earnings Appreciator is an optional, supplemental death benefit that provides a supplemental payment upon the death of the sole or last surviving Owner during the Accumulation Period. If a payment is made, it will be in addition to any other death benefit payment made under the Contract. If you want the Earnings Appreciator Benefit, you must elect it at the time you apply for the Contract. Once elected, the Earnings Appreciator Benefit cannot be revoked. We describe below the calculation of this benefit and the related charge.
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         EARNINGS APPRECIATOR BENEFIT:

         Upon our receipt of due proof of death and any other documentation we need, we will determine an Earnings Appreciator Benefit, by applying the percentages set out in this paragraph to the lesser of (i) the then-existing amount of Earnings under your Contract and (ii) an amount equal to [300%] times the sum of all Purchase Payments previously made under the Contract. For purposes of computing Earnings and Purchase Payments under the Earnings Appreciator Benefit, we increase the initial Purchase Payment by any subsequent Purchase Payments and decrease it proportionally by any withdrawals - the total Contract Value less that resultant sum being Earnings. For purposes of the [300%] of Purchase Payments mentioned in this paragraph, we exclude Purchase Payments made (i) after the first Contract Anniversary and
         (ii) within 12 months of the date of death (adjusted proportionally for withdrawals). For Contracts with an Owner age [70] or younger on the date the application is signed, the Earnings Appreciator percentage is [40%]. For Contracts with an Owner age [71] or more on the date the application is signed, the Earnings Appreciator percentage is [25%]. If the Contract is owned jointly, the age of the older of the Owner or Joint Owner determines the Earnings Appreciator percentage. In calculating the Earnings Appreciator Benefit under a Contract continued by a surviving spouse under the Spousal Continuance Benefit, we will apply the above percentages based on the age of the surviving spouse at the time that the Spousal Continuance Benefit is activated.

         With respect to a Contract that has been continued under the Spousal Continuance Benefit, we will not allow the surviving spouse to continue the Earnings Appreciator Benefit (or bear the charge associated with that Benefit) if he or she is age [76] or older on the date that the Spousal Continuance Benefit is activated. If the Earnings Appreciator Benefit is continued, then we will calculate any applicable Earnings Appreciator Benefit payable upon the surviving spouse's death by treating the Contract Value (as adjusted under the terms of the Spousal Continuance Benefit to reflect the pertinent death benefit option) as the first Purchase Payment. With respect to Purchase Payments and Earnings subsequent to the activation of the Spousal Continuance Benefit, we will calculate any applicable Earnings Appreciator Benefit in accordance with this endorsement.

         EARNINGS APPRECIATOR CHARGE:

         To compensate us for assuming the risks associated with the Earnings Appreciator Benefit, we deduct a charge that is a percentage of your Contract Value.

         The Earnings Appreciator Charge is calculated: (1) on each Contract Anniversary; (2) on the Annuity Date; (3) upon the death of the sole or last surviving Owner prior to the Annuity Date; (4) upon a full or partial withdrawal; and (5) upon a subsequent purchase payment. The fee is based on the Contract Value at the time of the calculation, and is prorated based on the portion of the Contract Year since the date that the Earnings Appreciator Charge was last calculated.


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         Although the Earnings Appreciator Charge may be calculated more often, it is deducted only: (1) on each Contract Anniversary; (2) on the Annuity Date; (3) upon the death of the sole or last surviving Owner prior to the Annuity Date; (4) upon a full withdrawal, and (5) upon a partial withdrawal if the Contract Value remaining after such partial withdrawal is not enough to cover the then-applicable Earnings Appreciator Charge. If the Earnings Appreciator Charge is calculated on a date, but is not deducted on that date (such as on the date of a subsequent Purchase Payment), the charge is accrued and deducted on the next deduction date (such as a Contract Anniversary). We reserve the right to calculate and deduct the fee more frequently than annually, such as quarterly.

         The Earnings Appreciator Charge, which is equal to [0.30%] annually of Contract Value (which we may increase for prospective Owners to [0.40%] annually for Owners age 66 or older on the Contract Date) is deducted from each Allocation Option in the same proportion that the amount allocated to an Allocation Option bears to the total Contract Value. Upon a full withdrawal or if the Contract Value remaining after a partial withdrawal is not enough to cover the then-applicable Earnings Appreciator Charge, the Earnings Appreciator Charge is deducted from the amount paid. The payment of the Earnings Appreciator charge will be deemed to be made from Earnings for purposes of calculating other charges.

Except as modified herein, all terms and conditions of the Contract remain unchanged.

                                 Pruco Life Insurance Company

                                 By

                                                   Secretary







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